MID PENN BANCORP, INC.

2407 Park Drive

Harrisburg, Pennsylvania 17110

August 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Madeleine Mateo

Re:	Request for Acceleration of Effectiveness

Mid Penn Bancorp, Inc.

Registration Statement on Form S-3 (File No. 333-274177)

Dear Ms. Mateo:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, Mid Penn Bancorp, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare the Registration Statement effective as of 4:00 p.m., Eastern Daylight Time, on September 1, 2023, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Kenneth J. Rollins of Pillar+Aught at (717) 308-9633 and that such effectiveness also be confirmed in writing.

Very truly yours,

MID PENN BANCORP, INC.

By:	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President & CEO